Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011
Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated May 10, 2012; Rule 433

Structured Investments	$ Digital Notes Linked to the iShares® MSCI EAFE Index Fund due May 16, 2013
General
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The notes are designed for investors who seek a fixed return of at least 10.00% at maturity if the Final Share Price of the iShares® MSCI EAFE Index Fund is greater than or equal to the Initial Share Price.  Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 20%, be willing to lose some or all of their principal at maturity.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 16, 2013*
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about May 11, 2012 and are expected to settle on or about May 16, 2012.

Key Terms
Fund:	The iShares® MSCI EAFE Index Fund
Payment at Maturity:
If the Final Share Price is greater than or equal to the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Digital Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Digital Return)
If the Final Share Price is less than the Initial Share Price by up to 20%, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Initial Share Price by more than 20%, you will lose 1.25% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 20%.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Fund Return + 20%) × 1.25]
You will lose some or all of your initial investment at maturity if the Final Share Price is less than the Initial Share Price by more than 20%.
Digital Return:
At least 10.00%, which reflects the maximum return on the notes.  The actual Digital Return will be determined on the pricing date and will not be less than 10.00%.  Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,100.

Fund Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the pricing date, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:
Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances.  See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.

Observation Date*:	May 13, 2013
Maturity Date*:	May 16, 2013
CUSIP:	48125VYN4

*
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Digital Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)
If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $9.50 per $1,000 principal amount note.  This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes.  The actual commission received by JPMS may be more or less than $9.50 and will depend on market conditions on the pricing date.  In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $30.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 10, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

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FIXED APPRECIATION POTENTIAL — If the Final Share Price is greater than or equal to the Initial Share Price, you will receive a fixed return equal to the Digital Return at maturity, which also reflects the maximum return on the notes at maturity.  The Digital Return will be set on the pricing date and will not be less than 10.00%.  Accordingly, the maximum payment at maturity will not be less than $1,100 per $1,000 principal amount note.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Final Share Price is not less than the Initial Share Price by more than 20%.  If the Final Share Price is less than the Initial Share Price by more than 20%, for every 1% that the Final Share Price is less than the Initial Share Price by more than 20%, you will lose an amount equal to 1.25% of the principal amount of your notes.  Accordingly, you could lose some or all of your initial investment at maturity.

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RETURN LINKED TO THE iSHARES® MSCI EAFE INDEX FUND — The return on the notes is linked to the iShares® MSCI EAFE Index Fund.  The iShares® MSCI EAFE Index Fund is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “EFA.” The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index, which we refer to as the Underlying Index with respect to the iShares® MSCI EAFE Index Fund. The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia. For additional information on the iShares® MSCI EAFE Index Fund, see the information set forth under “Fund Descriptions — The iShares® MSCI EAFE Index Fund” in the accompanying underlying supplement no. 1-I.

JPMorgan Structured Investments — Digital Notes Linked to the iShares® MSCI EAFE Index Fund	TS-1

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2012 under certain financial instruments, if certain other conditions are met.  While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and “Risk Factors” in the accompanying underlying supplement no. 1-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Fund and will depend on whether and the extent to which the Final Share Price is less than the Initial Share Price.  Your investment will be exposed to loss on a leveraged basis if the Final Share Price is less than the Initial Share Price by more than 20%.  For every 1% that the Final Share Price is less than the Initial Share Price by more than 20%, you will lose an amount equal to 1.25% of the principal amount of your notes.  Accordingly, you could lose some or all of your initial investment at maturity.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If the Final Share Price is greater than or equal to the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant.  We refer to this predetermined percentage as the Digital Return, which will be set on the pricing date and will not be less than 10.00%.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

JPMorgan Structured Investments — Digital Notes Linked to the iShares® MSCI EAFE Index Fund	TS-2

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.

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THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.  The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

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DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index.  In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the Fund and the Underlying Index.  In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index.  Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

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NON-U.S. SECURITIES RISK — The equity securities underlying the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in those currencies in the Fund.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the net asset value of the Fund will be adversely affected and the payment at maturity, if any, may be reduced.  Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments; and
•	the extent of government surpluses or deficits in issuing countries of those currencies and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of those currencies and the United States and other countries important to international trade and finance.

JPMorgan Structured Investments — Digital Notes Linked to the iShares® MSCI EAFE Index Fund	TS-3

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•     the actual and expected volatility of the Fund;
•     the time to maturity of the notes;
•     the dividend rates on the Fund and the equity securities underlying the Fund;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events;
•
the exchange rate and volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Fund trade and correlation between those rates and the prices of shares of the Fund;

•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
•     our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Digital Notes Linked to the iShares® MSCI EAFE Index Fund	TS-4

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume an Initial Share Price of $50.00 and a Digital Return of 10.00%.  The actual Digital Return will be determined on the pricing date and will not be less than 10.00%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return
$90.000	80.00%	10.0000%
$82.500	65.00%	10.0000%
$75.000	50.00%	10.0000%
$70.000	40.00%	10.0000%
$65.000	30.00%	10.0000%
$60.000	20.00%	10.0000%
$57.500	15.00%	10.0000%
$55.000	10.00%	10.0000%
$52.500	5.00%	10.0000%
$51.250	2.50%	10.0000%
$50.500	1.00%	10.0000%
$50.000	0.00%	10.0000%
$47.500	-5.00%	0.0000%
$45.000	-10.00%	0.0000%
$42.500	-15.00%	0.0000%
$40.000	-20.00%	0.0000%
$39.995	-20.01%	-0.0125%
$35.000	-30.00%	-12.5000%
$30.000	-40.00%	-25.0000%
$25.000	-50.00%	-37.5000%
$20.000	-60.00%	-50.0000%
$15.000	-70.00%	-62.5000%
$10.000	-80.00%	-75.0000%
$5.000	-90.00%	-87.5000%
$0.000	-100.00%	-100.0000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Fund increases from the Initial Share Price of $50.00 to a Final Share Price of $52.50.  Because the Final Share Price of $52.50 is greater than the Initial Share Price of $50.00, regardless of the Fund Return, the investor is entitled to the hypothetical Digital Return of 10.00% and receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 2: The closing price of one share of the Fund decreases from the Initial Share Price of $50.00 to a Final Share Price of $45.00.  Although the Fund Return is negative, because the Final Share Price of $45.00 is less than the Initial Share Price of $50.00 by not more than 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Fund increases from the Initial Share Price of $50.00 to a Final Share Price of $65.00.  Because the Final Share Price of $65.00 is greater than the Initial Share Price of $50.00 and although the Fund Return of 30% exceeds the hypothetical Digital Return of 10.00%, the investor is entitled to the hypothetical Digital Return of 10.00% and receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 4: The closing price of one share of the Fund decreases from the Initial Share Price of $50.00 to a Final Share Price of $25.00.  Because the Final Share Price of $25.00 is less than the Initial Share Price of $50.00 by more than 20% and the Fund Return is -50%, the investor receives a payment at maturity of $625 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50% + 20%) × 1.25] = $625

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments — Digital Notes Linked to the iShares® MSCI EAFE Index Fund	TS-5

Historical Information
The following graph sets forth the historical performance of the iShares® MSCI EAFE Index Fund based on the weekly historical closing prices of one share of the Fund from January 5, 2007 through May 4, 2012.  The closing price of one share of the Fund on May 10, 2012 was $51.48.

We obtained the closing prices of one share of the Fund below from Bloomberg Financial Markets, without independent verification.  The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the pricing date or the Observation Date.  We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Digital Notes Linked to the iShares® MSCI EAFE Index Fund	TS-6